FDA Approves FINACEA(TM) for Topical Treatment of Rosacea

Berlin, January 2, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) has approved FINACEA(TM) (azelaic acid) Gel 15 percent for the topical treatment of the inflammatory papules and pustules of mild to moderate rosacea. FINACEA(TM) is the first new therapeutic option to be approved for the treatment of this chronic disease in more than a decade.

"FINACEA(TM) provides a new therapeutic option for patients to control rosacea," said Claus Zieler, Managing Director of Dermatology at Schering AG. "The introduction of FINACEA(TM) will significantly contribute to the growth of our Dermatology business in the United States and enable us to expand our azelaic acid based product line."

Results of two multi-center, randomized, double blind, Phase III studies involving 664 patients showed that FINACEA(TM) had a significantly greater efficacy than its vehicle in reducing the number of inflammatory papules and pustules associated with rosacea. Significant treatment effects were discernible as early as four weeks and progressive improvement continued to be shown week after week in the two 12-week studies. These findings were included in the New Drug Application (NDA) filed with the FDA in March 2002. Both protocols were identical.


END
Additional information about Rosacea
Characterized by initial episodic reddening and later persistent redness and inflammatory lesions, rosacea affects more than 13 million American adults between the ages of 30 and 50; however, physicians estimate this
number may be higher.   In many cases, people who suffer from rosacea are
unaware of the condition and do not seek medical treatment in its early stages, when controlling the disease is most critical.

While rosacea can affect anyone, fair-skinned individuals are more susceptible to the disease. People who have a family history of rosacea or tendency to flush or blush easily are also more at risk for the disease. Women are more likely than men to have rosacea, although the disease is often more severe in men.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business Media: Oliver Renner, T: +49-30-468 124 31;
oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma Media: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng